SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 14 November 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – TRQ Third Quarter Financial Reporting Results

November 14, 2012

Press release

Turquoise Hill Resources announces financial results and review of operations for the third quarter of 2012

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended September 30, 2012. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Overall phase-one construction at Oyu Tolgoi reached 96% completion at the end of Q3’12.

•	In early November 2012, Oyu Tolgoi signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine.

•

Oyu Tolgoi has begun a seven week commissioning of ore-processing equipment with first concentrate production expected to follow within one month and the start of commercial production expected three to five months thereafter.

•	A total of 5.2 million tonnes of ore from the Oyu Tolgoi mine was stockpiled and 56,000 tonnes of ore were sent through the primary crusher to the coarse ore storage building during Q3’12.

•	Turquoise Hill completed a highly successful rights offering in Q3’12 yielding $1.8 billion in gross proceeds.

•	In October 2012, Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC rejected a request from the Government of Mongolia to renegotiate the Oyu Tolgoi Investment Agreement.

•

During Q3’12, SouthGobi announced changes to its Board of Directors, accepting the resignations of Edward Flood, the Honourable Robert Hanson, Chairman Peter Meredith and Alexander Molyneux and subsequently appointed Lindsay Dove, Sean Hinton, Kay Priestly, Brett Salt and Kelly Sanders. Kay Priestly was appointed Chairman of the Board.

•

SouthGobi announced senior management changes during Q3’12 and early Q4’12, including the appointment of Ross Tromans as President and Chief Executive Officer following the departure of Alexander Molyneux, former President and Chief Executive Officer, and the departures of Curtis Church, former Chief Operating Officer, and Matthew O’Kane, former Chief Financial Officer.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 - 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

•	In September 2012, Turquoise Hill and Chalco terminated the SouthGobi lock-up agreement and proportional takeover offer due to the regulatory approvals timeframe.

•	Ivanhoe Australia’s Osborne copper-gold mine is on target to achieve mill throughput at the upper end of the 700,000 to 800,000 tonnes of ore range for 2012.

•	Turquoise Hill’s consolidated cash position was $1.7 billion at September 30, 2012 and approximately $1.5 billion at November 14, 2012.

FINANCIAL RESULTS

In Q3’12, Turquoise Hill recorded net income of $114.3 million ($0.12 per share), compared to net income of $7.3 million ($0.01 per share) in Q3’11, which was a change of $107.0 million. Results for Q3’12 included $55.3 million in exploration expenses; $57.2 million in cost of sales; $18.3 million in general and administrative expenses; $12.5 million write-down of current assets; $4.3 million in interest expense; a $6.1 million share of loss of significantly influenced investees; and a $16.1 million write-down of carrying value of long-term investments. These amounts were offset by $23.8 million in revenue; a $12.9 million change in the fair value of SouthGobi’s embedded derivatives; $176.2 million change in the fair value of the derivative on the 2012 rights offering; $4.7 million in interest income; $13.9 million in foreign exchange gains and $36.6 million of net loss attributable to non-controlling interests.

Turquoise Hill’s cash position, on a consolidated basis at September 30, 2012, was $1.7 billion. As at November 14, 2012, Turquoise Hill’s consolidated cash position was approximately $1.5 billion.

OYU TOLGOI COPPER-GOLD MINE (66% owned)

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

During Q3’12, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $600.2 million, which included development costs. In Q3’12, Oyu Tolgoi incurred exploration expenses of $17.0 million, compared to $6.4 million incurred in Q3’11.

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit which is expected to commence operations in 2016.

Oyu Tolgoi concludes power purchase agreement

Turquoise Hill announced on November 5, 2012, that Oyu Tolgoi LLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. With the conclusion of the power agreement, Oyu Tolgoi has begun a seven-week commissioning of the ore-processing equipment. First concentrate production is expected to follow within one month and the commencement of commercial production is expected three to five months thereafter.

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The Oyu Tolgoi Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi and b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. Turquoise Hill continues to evaluate the development of a dedicated power plant.

Phase-one construction of the Oyu Tolgoi mine 96% complete at the end of Q3’12

Construction of the Oyu Tolgoi mine’s first phase of development reached 96% completion at the end of Q3’12. Total capital invested in the construction of the first phase of the Oyu Tolgoi mine to the end of Q3’12 was approximately $5.6 billion. The final cost for the phase-one capital project is expected to be approximately $6.2 billion, or 3% over the initial budget, excluding foreign-exchange exposures.

Among major updates for Q3’12 and plans for Q4’12:

•

Since the commencement of mining ore in late Q2’12, a total of 5.2 million tonnes of ore has been stockpiled at the end of Q3’12. Also 56,000 tonnes have been sent through the primary crusher to the coarse ore storage building in Q3’12.

•

The construction and stringing of the electrical transmission lines for initial power to Oyu Tolgoi were completed in both Mongolia and China. The lines were successfully tested with full power loads in Q3’12 and following the signing of the binding power purchase agreement in early November 2012 are now energized.

•	Pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits was completed in Q3’12 with the first ore delivered to the crusher in July 2012.

•	Construction of the concentrator was 99% complete at the end of Q3’12.

•	Line #1 of the concentrator was substantially completed in Q3’12, and Line #2 is on track to be completed in Q4‘12.

•	Underground lateral development at the Hugo North Deposit was restarted during Q3’12 as planned following the completion of the hoisting equipment upgrade at Shaft #1.

•

Construction of Shaft #2 at the Hugo North Deposit is progressing well with the headframe reaching its final height of 96 metres in Q2’12. The headframe and ancillary buildings were 99% complete at the end of Q3’12. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 720 metres below surface.

•

Construction of off-site facilities and infrastructure reached 92% completion at the end of Q3’12 and was slightly behind schedule. This was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, near the Oyu Tolgoi mine. The road and airport contractors remobilized in March 2012 and work is progressing. Facilities required for the production of first ore are on schedule.

•

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in early November 2012, Oyu Tolgoi committed in principle, subject to the conclusion of detailed sales contracts, up to 25% of concentrate available for export would be made available at international terms to smelters in Inner Mongolia for the first ten years.

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Underground feasibility study

The underground feasibility study is ongoing and is now expected to be released in the first half of 2013. The study team is currently evaluating the optimum development plan and updating various sensitivity cases. Capital approvals for underground development will likely be approved in distinct stages.

Rio Tinto and Turquoise Hill working to complete international project finance package

Both Turquoise Hill and Rio Tinto have been actively engaged with lenders to refine the overall financing plan and term sheet with the aim of raising $3 billion to $4 billion. Work is ongoing with the majority of terms agreed with the lenders, and Turquoise Hill anticipates funding in the first half of 2013.

The Environmental and Social Impact Assessment undertaken as part of the project finance process was publically disclosed in August 2012. Public disclosure of this assessment is a precondition to lenders submitting the funding proposal to their respective boards.

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi mine’s staffing strategy continues to focus on the utilization of Mongolian men and women whose skills are being developed, and who are receiving training throughout the construction phase. As of the end of September 2012, the Oyu Tolgoi mine had a workforce of approximately 15,150, which included about 12,000 Mongolians.

Oyu Tolgoi LLC has committed more than $126 million in funding over five years for education and training programs in Mongolia. The majority of the projects and initiatives under this funding are targeting the building of a Mongolian talent pipeline for the future.

Request to renegotiate Investment Agreement rejected

In October 2012, the Company, Rio Tinto and Oyu Tolgoi LLC, rejected a request from the Government of Mongolia to renegotiate the Oyu Tolgoi Investment Agreement. The rejection followed the receipt of a letter from the Minister of Mining requesting the parties renegotiate the landmark agreement that was signed in October 2009 and became fully effective in March 2010.

In its proposed 2013 budget, the Government of Mongolia has included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

As recently as October 2011, the Mongolian Government reaffirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

Development drilling continued in Q3’12

During Q3’12, Oyu Tolgoi LLC completed a total of 5,949 metres of development drilling and 1,937 metres of Shaft #4 characterisation drilling. Surface-resource definition infill drilling in the Hugo North initial cave area continued with 4,012 metres completed. There was no underground drilling in Q3’12 due to the upgrading of hoisting equipment at Shaft #1. Underground drilling is expected to resume in late October 2012.

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Exploration drilling continued in Q3’12

Oyu Tolgoi LLC continued its exploration drilling program during Q3’12, completing 6,462 metres of surface exploration drilling. This included 1,532 metres of diamond drilling on the Oyu Tolgoi mining licence, 2,212 metres of diamond drilling on Entrée Gold’s Javkhlant mining licence and 2,718 metres of polycrystalline compact diamond (PCD) drilling on Entrée Gold’s Shivee mining licence. At the end of Q3’12, there were two exploration drill rigs in operation. One rig was drilling a conceptual target located east of the Heruga North Deposit while the other was drilling a geophysical target 1.3 kilometres northeast of the northern end of the Hugo North Deposit.

During Q3’12, drilling at the Heruga North Deposit was completed. Data is now being compiled in preparation for a resource estimate.

SOUTHGOBI RESOURCES (57.6% owned)

Turquoise Hill and Chalco terminate SouthGobi lock-up agreement and proportional takeover bid due to approvals timeframe

On September 3, 2012, Turquoise Hill announced the termination of the lock-up agreement entered into with Aluminum Corporation of China Limited (Chalco) on April 1, 2012, pursuant to which Turquoise Hill agreed to tender its shares in SouthGobi into a proportional takeover offer to be made by Chalco for up to 60%, but not less than 56%, of the shares in SouthGobi. After careful consideration, both Turquoise Hill and Chalco concluded that the proposed transaction had minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe. As a result, Turquoise Hill and Chalco agreed to terminate the lock-up agreement, including Chalco's obligation to make a proportional offer.

Following termination of the lock-up agreement, Turquoise Hill is working with SouthGobi to improve performance of SouthGobi’s business and more fully recognize SouthGobi’s operating potential.

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

SouthGobi’s mining activities at Ovoot Tolgoi remained fully curtailed throughout Q3’12 to manage coal inventories and to maintain efficient working capital levels. As a result, SouthGobi did not commit any new capital expenditures and curtailed exploration activities to preserve its financial resources. SouthGobi’s operations continue to be impacted by the softening of inland China coking coal markets and customers were reluctant to enter into new sales contracts. SouthGobi anticipates that its operations will most likely remain fully curtailed in Q4’12; however, it continues to seek opportunities through cost reductions to be able to respond to any improvement in demand and prices.

Due to these events, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of an impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

Revenue decreased to $3.3 million for Q3’12 from $60.5 million for Q3’11. During Q3’12, SouthGobi sold 0.31 million tonnes of coal at an average realized selling price of $15.79 per tonne compared to sales of 1.37 million tonnes of coal at an average realized selling price of $54.01 per tonne in Q3’11. In Q3’12, SouthGobi sold higher-ash stockpiles to satisfy existing sales contracts. The decrease in the average realized selling price in the Q3’12 is primarily related to SouthGobi’s sales mix — only higher-ash coals were sold in Q3’12 — and the significant reduction in SouthGobi’s selling prices for higher-ash coals.

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On April 16, 2012, SouthGobi announced that Mineral Resources Authority of Mongolia (MRAM) held a news conference announcing a request to suspend exploration and mining activity on certain licences owned by SouthGobi Sands LLC, a wholly-owned subsidiary of SouthGobi Resources Ltd. The request for suspension included the mining licence pertaining to the Ovoot Tolgoi mine. SouthGobi never received any formal notification of license suspension from MRAM. On September 6, 2012, SouthGobi received official notification from MRAM confirming that as of September 4, 2012 all exploration and mining licences held by SouthGobi were in good standing.

Subsequent to Q3’12, SouthGobi noted several articles in Mongolian and international media regarding allegations against SouthGobi and some of its employees. To date, neither SouthGobi nor any of its employees have been charged with any wrongdoing. SouthGobi and its employees continue to cooperate with the Mongolian government agencies, including the Independent Authority Against Corruption, in their ongoing investigations.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd., a wholly-owned subsidiary of SouthGobi Resources Ltd. that owns 100% of SouthGobi’s Mongolian operating subsidiary SouthGobi Sands LLC, filed a Notice of Investment Dispute on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia. SouthGobi has filed the Notice of Investment Dispute following a determination by management that they have exhausted all other possible means to resolve an ongoing investment dispute between SouthGobi Sands LLC and the Mongolian authorities.

The Notice of Investment Dispute consists of, but is not limited to, the failure by MRAM to execute pre-mining agreements (PMA), associated with certain exploration licences held by SouthGobi pursuant to which valid PMA applications had been lodged in 2011. The areas covered by the valid PMA applications include the Zag Suuj Deposit and certain areas associated with the Soumber Deposit outside the existing mining licence.

The Notice of Investment Dispute triggers the dispute resolution process under the Bilateral Investment Treaty whereby the Mongolian Government has a six-month cure period from the date of receipt of the notice to satisfactorily resolve the dispute through negotiations. If the negotiations are not successful, SouthGobi will be entitled to commence conciliation/arbitration proceedings under the auspices of the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Bilateral Investment Treaty. However, in the event that the Government of Mongolia fails to negotiate, ICSID arbitration proceedings may be accelerated before the six months have expired. Discussions between SouthGobi and the Government of Mongolia are ongoing.

Activities historically carried out on the exploration licences with valid PMA applications include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on these licences and the loss of any or all of these licences would not materially and adversely affect the existing operations.

Board of Directors and Management changes

On September 4, 2012, SouthGobi announced changes to its Board of Directors, accepting the resignations of Edward Flood, the Honourable Robert Hanson and Chairman Peter Meredith and subsequently appointed Lindsay Dove, Sean Hinton, Kay Priestly, Brett Salt and Kelly Sanders. Kay Priestly also was appointed Chairman of the Board. On September 17, 2012, Alexander Molyneux tendered his resignation as a director of SouthGobi. Further, on November 8, 2012, Ross Tromans was appointed an Executive Director.

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SouthGobi also announced senior management changes during Q3’12 and early Q4’12, with the departures of Alexander Molyneux, former President and Chief Executive Officer, and Curtis Church, former Chief Operating Officer. Ross Tromans was appointed as President and Chief Executive Officer and will also assume the duties formerly handled by the Chief Operating Officer. On November 5, 2012, Matthew O’Kane resigned as SouthGobi’s Chief Financial Officer.

Sale of Tsagaan Tolgoi cancelled

On August 29, 2012, SouthGobi announced that the proposed sale of the Tsagaan Tolgoi Deposit to Modun Resources Limited had been cancelled by mutual agreement of both parties.

IVANHOE AUSTRALIA (58.7% owned)

Ivanhoe Australia commenced copper and gold production in late February 2012 at the Osborne processing complex in northwestern Queensland. Two other projects – the Merlin molybdenum and rhenium project and the Mount Elliott copper-gold project – are in various stages of development and study. All the projects are on granted mining leases.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and improve shareholder value. In August 2012, Ivanhoe Australia released the results of the strategic and business review. The review confirmed Ivanhoe Australia’s goal to build a profitable mid-tier mining company.

The review identified approximately A$70 million of capital expenditure savings over the next two years and approximately A$45 million of annual operating and overhead costs savings.

Ivanhoe Australia incurred exploration expenses of $26.2 million in Q3’12, compared to $47.1 million in Q3’11.

Osborne Copper-Gold Mine

The Osborne Copper-Gold operation is performing well with production on target to achieve guidance and mine development work ahead of schedule. The performance of the processing plant has improved further during Q3’12 due to a combination of consistent ore feed, uniform blending and higher grades. Recovery rates during Q3’12 averaged 95.3% for copper and 77.9% for gold. Higher grades have allowed the targeting of a further (fifth) shipment in 2012. Metal production during Q3’12 was 4,187 tonnes of copper and 4,704 ounces of gold.

Ivanhoe Australia recognized revenue of $20.4 million in Q3’12 (Q3’11: $nil) largely as a result of completing its second shipment of copper concentrate. Ivanhoe Australia also completed three gold doré sales.

Ivanhoe Australia’s second shipment consisted of 10,491 wet metric tonnes of copper-gold concentrate and departed Townsville, Queensland in early-September 2012. A third shipment was completed in October 2012. The target is for two further shipments during Q4’12, to target a total of five shipments for 2012. At September 30, 2012, Ivanhoe Australia had 13,122 dry metric tonnes of copper-gold concentrate in inventory.

Production is on target to achieve mill throughput for 2012 at the upper end of the 700,000 to 800,000 tonnes of ore range.

A tender for the consolidation of the underground mining and maintenance activities of Kulthor, Osborne and Starra commenced during Q3’12. The contract is expected to be awarded in November 2012, with transition commencing immediately thereafter and full implementation anticipated by the end of Q1’13.

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Merlin Molybdenum and Rhenium Project

The independent technical review of the Merlin project, conducted as part of the strategic and business review reaffirmed the outcomes of the feasibility study and the technical and commercial viability of the project. It has also identified that there are potential opportunities to further enhance the technical and commercial aspects of the project. These include metallurgical testwork, which has the potential to reduce the capital cost and improve returns. A program of testwork has commenced with the objective to increase the molybdenum-rhenium concentrate grade.

A sales and marketing study has also been commissioned through a leading international molybdenum and rhenium consultancy company.

This technical and commercial work is expected to be completed in Q1’13.

Mount Elliott

Drilling to further define the high-grade portions of the SWAN zone within the Mount Elliott project commenced in early October 2012. In addition, during Q3'12 quality assurance and quality control work was undertaken on previous Mount Elliott/SWAN drilling.

Regional exploration

Ivanhoe Australia has 49 granted Exploration Permits for Minerals (EPMs) with a total area of 5,787 square kilometres including joint ventures, and 4 EPM applications with a total area of 833 square kilometres. The granted EPMs include 12 EPMs in the Ivanhoe / Exco joint venture (525 square kilometres) and two EPMs in the Ivanhoe /Goldminco joint venture (70 square kilometres).

Ivanhoe Australia secures working capital facility

In Q3’12, the Company provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million. The line of credit is intended to provide additional funding for working capital. In August 2012, Ivanhoe Australia drew down $20 million from the facility and a further $11 million was drawn in October 2012.

Sale of Exco Resources shares

On August 23, 2012, Ivanhoe Australia announced the sale of approximately 24.3 million shares of its holding in Exco Resources Ltd (Exco) to Washington H. Soul Pattinson & Company Limited (WHSP) for cash consideration of approximately A$4.6 million (A$0.19 per share).

Ivanhoe Australia had also advised WHSP that it intended to accept WHSP’s revised takeover offer of A$0.265 per share for its remaining 55.0 million Exco shares, in the absence of a superior offer.

On November 12, 2012, WHSP advised Exco shareholders that it had accumulated a 90% interest in the company and would proceed with a compulsory acquisition of the remaining shares in Exco. Ivanhoe Australia expects to receive cash consideration of A$14.6 million from the sale of its remaining 55.0 million shares in Exco within the next seven days.

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KYZYL GOLD PROJECT (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Drilling program completed

The drilling activities at the Kyzyl Gold Project were completed on July 29, 2012. A total of 2,272 metres were drilled during Q3’12, all on Bakyrchik Exploration Licence No. 27 (22,330 metres year to date). For the remainder of the year, the geology team will be working on upgrading the resources on the licence to meet the Kazakhstan State Commission for Mineral Reserves reserve definitions, with the objective of converting the resources found on the exploration licence to a mining license.

CORPORATE ACTIVITIES

Fully subscribed rights offering yielding $1.8 billion in gross proceeds completed

In July 2012, the Company closed its rights offering in which all existing shareholders, subject to applicable law, were able to participate on an equal, proportional basis in purchasing additional common shares of the Company. The offering generated approximately $1.8 billion in gross proceeds, which will be used to advance the construction and development of the Oyu Tolgoi mine.

Upon the closing of the rights offering, the Company issued approximately 259.6 million new common shares, which represents 100% of the maximum number of common shares that were available under the rights offering.

Approximately 99.2% of the shares were taken up in the initial subscription of the rights offering with the balance taken up in the secondary subscription. Rio Tinto exercised all of its rights and participated in the secondary subscription provision available to all shareholders. Because the rights offering was over-subscribed, Rio Tinto did not purchase any shares under its standby commitment. On July 27, 2012, upon the closing of the rights offering, Rio Tinto’s stake in the Company increased from 50.9% to 51.0%. At September 30, 2012, Rio Tinto owned 50.9% of the Company.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Mr. Richard Gosse, P.Geo., an employee of Turquoise Hill and a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2012	2012	2012	2011
Revenue	$23.8	$28.2	$40.2	$51.0
Cost of sales	(57.2)	(49.7)	(30.4)	(44.2)
Exploration expenses	(55.3)	(65.1)	(76.8)	(88.2)
General and administrative	(18.3)	(81.0)	(31.5)	(34.6)
Financing costs	—	(168.7)	—	—
Foreign exchange gains (losses)	13.9	(8.7)	9.9	13.3
Change in fair value of derivative	176.2	18.5	—	—
Change in fair value of embedded derivatives	12.9	26.8	(0.8)	10.8
Net income (loss) from continuing operations to parent	114.3	(285.9)	(80.6)	(85.8)
Income (loss) from discontinued operations to parent	—	—	—	—
Net income (loss) attributable to parent	114.3	(285.9)	(80.6)	(85.8)
Net income (loss) per share—basic
Continuing operations	$0.12	($0.35)	($0.10)	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.12	($0.35)	($0.10)	($0.04)

Net income (loss) per share—diluted
Continuing operations	$0.12	($0.35)	($0.10)	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.12	($0.35)	($0.10)	($0.04)

	Sep-30	Jun-30	Mar-31	Dec-31
	2011	2011	2011	2010
Revenue	$60.5	$47.3	$20.2	$41.6
Cost of sales	(54.0)	(49.7)	(20.3)	(46.4)
Exploration expenses	(79.6)	(68.6)	(46.2)	(59.6)
General and administrative	(21.4)	(19.5)	(25.3)	(46.4)
Foreign exchange gains (losses)	(35.6)	2.3	3.2	6.6
Change in fair value of derivative	—	—	(432.5)	135.7
Change in fair value of embedded derivatives	62.1	70.4	(36.8)	(20.0)
Gain on settlement of note receivable	103.0	—	—	—
Net income (loss) from continuing operations to parent	16.4	0.6	(492.5)	37.3
Income (loss) from discontinued operations to parent	(9.1)	—	—	—
Net (loss) income attributable to parent	7.3	0.6	(492.5)	37.3
Net income (loss) per share—basic
Continuing operations	$0.02	$0.00	($0.73)	$0.06
Discontinued operations	($0.01)	$0.00	$0.00	$0.00
Total	$0.01	$0.00	($0.73)	$0.06

Net income (loss) per share—diluted
Continuing operations	$0.02	$0.00	($0.73)	$0.06
Discontinued operations	($0.01)	$0.00	$0.00	$0.00
Total	$0.01	$0.00	($0.73)	$0.06

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi mine; the statement that first concentrate production at Oyu Tolgoi will follow within one month of the commissioning of the ore-processing equipment and the commencement of commercial production is expected three to five months thereafter; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements regarding the timing of completion of Lines #1 and #2 of the concentrator; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi mine; statements concerning the underground feasibility study expected release date in the first half of 2013; statements concerning capital approvals for underground development likely being approved in distinct stages; statements related to the expected final phase-one capital costs of the Oyu Tolgoi mine; initial production estimates; the Oyu Tolgoi mine’s anticipated yearly production of copper and gold; statements regarding the aim of raising $3 billion to $4 billion in project financing and the anticipation that the funding will occur in first half of 2013; statements concerning the use of proceeds from the rights offering; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi; the statement that SouthGobi’s operations will likely remain curtailed in Q4’12; the statements concerning the cost savings expected as a result of Ivanhoe Australia’s strategic review; the statements concerning the Ivanhoe Australia’s need for additional funds to develop its projects; the statements that Ivanhoe Australia is expecting two further concentrate sales in Q4’12; statements concerning expected 2012 production throughput at the Osborne processing plant; statements concerning the awarding of an underground and mining and maintenance contract in November 2012 and full implementation in Q1’13; statements concerning the expectation of receiving A$14.6 million within the next seven days in cash consideration for the sale of 55.0 million Exco shares; statements concerning the objective of upgrading the resources on the Kyzyl Gold Project exploration licence to a mining licence; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi mine for the next several years; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

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All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 November 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal & Corporate Secretary